FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2003

El Nino Ventures Inc.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X __

No ____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule.  0-31108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.

(Registrant)

“Taryn Downing”

Date:   July 22, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Financial Statements

April 30, 2003

(Canadian Dollars)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Balance Sheet (note 1)

(Canadian Dollars)

	April 30	Jan 31
	2003	2003

Assets

Current
Cash	$11,735	$28,485
Accounts receivable	766	651

Total Current Assets	12,501	29,136
Equipment, net (note 3)	543	543

Total Assets	$13,044	$29,679

Liabilities

Current
Accounts payable	12,338	12,338
Due to related parties (note 6(e))	44,000	40,500
	$56,338	$52,838
Commitments (note 8)
Stockholders' Equity (notes 2 and 5)

Common Stock no par value	2,827,593	2,827,593
100,000,000 Shares authorized
3,071,546 (2003 - 3,071,546)
issued and outstanding
Shares subscribed	25,000	25,000
Deficit Accumulated During the Exploration Stage	(2,895,887)	(2,875,752)

Total Stockholders' Equity	(43,294)	(23,159)

Total Liabilities and Stockholder's Equity	$13,044	$29,679

Approved on behalf of the Board:

“Harry Barr”

__________________________ Director

“Taryn Downing”

__________________________ Director

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Operations

April 30, 2003

(Canadian Dollars)

	3 Months	3 Months
	Ended	Ended
	April 30	April 30
	2003	2002

Expenses
Management fees	$6,000	7,500
Office and miscellaneous	183	797
Professional fees	700	1,374
Stock exchange and transfer
agent fees	5,002	4,246
Consulting	2,650	872
Exploration expenditures (note 4)	1,536	4,068
Telephone	67	0
Travel, promotion, investor
relations and trade shows	0	0
Rent	3,967	3,967
Interest and bank charges, net	30	(199)
Depreciation	0	0

Net (Loss)	$(20,135)	$(22,625)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

April 30, 2003

(Canadian Dollars)

	Common Stock
	(note 5(b))		Share		Total
	Number		Subscriptions		Stockholders'
	of Shares	Amount	Received	Deficit	Equity
Balance, February 19, 1988 (inception)	0	$0	$0	$0	$0
Issue of shares
For cash			0
Private placement	8	100	0	0	100
Share subscriptions received, cash
net of issue costs	0	0	39,160	0	39,160
Net loss	0	0	0	(32,113)	(32,113)
Balance, January 31, 1989	8	100	39,160	(32,113)	7,147
Issue of shares			0
For cash
Private placement,
net of issue costs	105,250	110,064	0	0	110,064
For subscriptions previously received	15,583	39,160	(39,160)	0	0
Net loss	0	0	0	(81,172)	(81,172)
Balance, January 31, 1990	120,841	149,324	0	(113,285)	36,039
Issue of shares
For cash	58,333	202,851	0	0	202,851
For property	8,333	8,000	0	0	8,000
Net loss	0	0	0	(239,911)	(239,911)
Balance, January 31, 1991	187,507	360,175	0	(353,196)	6,979
Issue of shares
For cash	6,667	12,000	0	0	12,000
Net loss	0	0	0	(57,761)	(57,761)
Balance, January 31, 1992	194,174	372,175	0	(410,957)	(38,782)
Issue of shares
For debt settlement	19,234	35,871	0	0	35,871
Share subscriptions received, cash	0	0	30,000	0	30,000
Net loss	0	0	0	(58,393)	(58,393)
Balance, January 31, 1993	213,408	408,046	30,000	(469,350)	(31,304)
Share subscriptions received, cash
net of issue costs	0	0	284,600	0	284,600
Net loss	0	0	0	(87,237)	(87,237)
Balance, January 31, 1994	213,408	408,046	314,600	(556,587)	166,059
Issue of shares
For cash and subscriptions
previously received	83,333	224,086	(152,298)	0	71,788
For finder's fees	5,270	10,750	0	0	10,750
For cash subscriptions previously
Received	88,777	238,805	(162,302)	0	76,503
Share issue costs	0	0	0	(10,750)	(10,750)
Net loss	0	0	0	(348,385)	(348,385)
Balance, January 31, 1995	390,788	881,687	0	(915,722)	(34,035)
Issue of shares
Exercise of warrants	54,430	111,037	0	0	111,037
For property	29,167	70,000	0	0	70,000
For debt settlement	73,746	132,741	0	0	132,741
Share subscriptions received, cash	0	0	95,500	0	95,500
Net loss	0	0	0	(224,701)	(224,701)
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

April 30, 2003

(Canadian Dollars)

	Common Stock
	(note 5(b))	Share			Total
	Number		Subscriptions		Stockholders'
	Of Shares	Amount	Received	Deficit	Equity

Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542
Issue of shares
For cash
Private placement	165,833	418,500	(95,500)	0	323,000
Exercise of options	36,917	141,760	0	0	141,760
Exercise of warrants	26,403	53,863	0	0	53,863
For finders' fee	18,000	54,000	0	0	54,000
For resource property	4,167	13,500	0	0	13,500
Net loss	0	0	0	(801,029)	(801,029)
Balance, January 31, 1997	799,451	1,877,088	0	(1,941,452)	(64,364)
Issue of shares
For cash
Private placement	41,667	100,000	0	0	100,000
Exercise of options	2,083	8,000	0	0	8,000
For settlement of debt	196,206	353,170	0	0	353,170
Net loss	0	0	0	(483,928)	(483,928)
Balance, January 31, 1998	1,039,407	2,338,258	0	(2,425,380)	(87,122)
Cancellation of subscription
Receivable	(16,889)	(40,534)	0	0	(40,534)
Net loss	0	0	0	(74,587)	(74,587)
Balance, January 31, 1999	1,022,518	2,297,724	0	(2,499,967)	(202,243)
Issue of shares
For cash
Private placement	1,546,138	324,689	0	0	324,689
For settlement of debt	47,800	86,041	0	0	86,041
Net loss	0	0	0	(84,872)	(84,872)
Balance, January 31, 2000	2,616,456	2,708,454	0	(2,584,839)	123,615
Issue of shares
For resource property (note 4)	100,000	40,000	0	0	40,000
Cancellation of escrow shares	(62,500)	0	0	0	0
Net loss	0	0	0	(137,049)	(137,049)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares
For cash
Exercise of warrants	417,590	79,139	0	0	79,139
Shares subscribed (2003)	0	0	25,000	0	25,000
Net loss	0	0	0	(153,864)	(153,864)

Balance, January 31, 2002,2003	3,071,546	$2,827,593	$25,000	$(2,875,752)	$(23,159)
Issue of shares
For cash
Exercise of warrants	0	0	0	0	0
Shares subscribed	0	0	0	0	0
Net loss	0	0	0	(20,135)	(20,135)

Balance, April 30, 2003	3,071,546	$2,827,593	$0	$(2,895,887)	$(43,294)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Cash Flows

April 30, 2003

(Canadian Dollars)

	3 Months	3 Months
	Ended	Ended
	April 30	April 30
	2003	2002

Operating Activities
Net loss	$(20,135)	$(22,625)
Items not involving cash
Exploration expenditures
paid with shares	0	0
Loan receivable written off	0	0
Property and equipment written off	0	0
Depreciation	0	0
Finders' fees	0	0
Operating Cash Flow	(20,135)	(22,625)

Changes in Non-Cash Working Capital
Accounts receivable	(115)	2,011
Subscriptions receivable	0	0
Prepaid expenses	0	0
Accounts payable	3,500	6,742
	3,385	8,753
Cash Used in Operating Activities	(16,750)	(13,872)

Investing Activities
Proceeds on sale of property and equipment	0	0
Purchase of property and equipment	0	0
Cash Provided by (Used in) Investing Activities	0	0

Financing Activities
Issuance of shares for cash	0	0
Share issue costs	0	0
Subscriptions received	0	0
Loan advances (repayments)	0	0
Cash Provided by Financing Activities	0	0

Inflow (Outflow) of Cash	(16,750)	(13,872)
Cash, Beginning of Period	28,485	67,974

Cash, End of Period	$11,735	$54,102
Supplemental Cash Flow
Information
Non-cash investing activity
Shares issued for resource property	$0	$0

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

April 30, 2003

(Canadian Dollars)

1.

INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might by necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b)

Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented as the outstanding stock options and warrants are anti-dilutive.

(d)

Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

(a)

Stock based compensation

Effective February 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

April 30, 2003

(Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values.

(g)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

3.

EQUIPMENT

	2003
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,320	$543

4.

EXPLORATION EXPENDITURES

	April 30, 2003
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$56,649	$11,787	$68,436
	Jan. 31, 2003
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$11,787	$66,900

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

April 30, 2003

(Canadian Dollars)

4.

EXPLORATION EXPENDITURES (Continued)

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt.  Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000	US $10,000 (waived)
Calendar year 2001	US $25,000 (waived)
Calendar year 2002	US $45,000 (waived)
Calendar year 2003 and each succeeding year during the agreement	US $50,000 (waived)

The Company is obligated to issue to Anglo 100,000 common shares of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date	US $5,000 (paid)
November 1, 2000	US $5,000 (paid)
March 1, 2001 *	US $5,000 (waived)
November 1, 2001 *	US $5,000 (paid March 1, 2002 and reduced to US $2,500)
March 1, 2002 *	US $10,000 (amended to November 1, 2002)
November 1, 2002 *	US $10,000 (amended to March 1, 2003)
March 1, 2003 and each succeeding March 1 during the agreement	US $20,000
November 1, 2003 and each succeeding November 1 during the agreement	US $20,000

•

Should the property be optioned to a third party then the original payment shall apply.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

April 30, 2003

(Canadian Dollars)

4.

EXPLORATION EXPENDITURES (Continued)

Further to an amendment dated February 3, 2003 the production royalty has been amended and reduced as follows:

New Payment Date and Amount
March 1, 2003 $ 1,000 (paid)
March 1, 2004 1,000
March 1, 2005 5,000
March 1, 2006 5,000
March 1, 2007 5,000
March 1, 2008 5,000

All existing work commitments on the property have been waived and the Company is obligated to complete only the minimum amount of work required by law to keep the property in good standing.

The Company also has the option to purchase one-third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further TSX Venture Exchange ("TSX") review and acceptance.

5.

STOCKHOLDERS' EQUITY

(a)

Authorized

  100,000,000  Common voting shares without par value (no additional paid-in capital).

(b)

Effective May 19, 1999 the common stock of the Company was consolidated on a 12 for 1 basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000.  Prior years' number of share amounts have been restated to reflect this consolidation.

(c)

62,500 common shares issued in a prior year were held in escrow subject to the direction and determination of the TSX.  The escrow expired during the year ended January 31, 2000 and the shares were cancelled.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

April 30, 2003

(Canadian Dollars)

5.

STOCKHOLDERS' EQUITY (Continued)

(d)

At April 30 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2003	2002

March 17, 2005	$ 0.55	250,000	250,000

(e)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number	Exercise
	of Shares	Price *

Balance outstanding, January 31, 1998 and 1999	80,111	$ 2.61
2000 – Expired	(55,133)	1.92
2000 – Cancelled	(24,978)	3.84

Balance outstanding, January 31, 2000	0	0.00
2001 – Granted	260,000	0.55
2001 – Cancelled	(10,000)	0.55

Balance outstanding, April 30, 2002 and 2003	250,000	$ 0.55

*

Weighted average exercise price

(f)

During the year ended January 31, 2001, the Company issued 100,000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 4).

(g)

On May 29, 2002, up to a one million unit private placement was announced at a price of $0.15 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share ("warrant shares") of the Company for a period of two years at a price of $0.20 per warrant share.  The Company has yet to determine whether all or a portion of the common shares to be issued will have flow-through privileges attached to them.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

April 30, 2003

(Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

(a)

During the period ended April 30, 2003, the Company was charged $6,000  for management fees to companies with common directors.

(b)

During the period ended April 30, 2003, the Company paid $1,033 for consulting fees to a company controlled by an officer and director.

(c)

During the period ended April 30, 2003, the Company paid $700 for professional fees to a company controlled by an officer.

(d)

During the period ended April 30, 2003, the Company paid  rent of $3,967  to a company controlled by a director.

(e)

Due to related parties includes $44,000 due to companies with common directors.

7.

INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

Future income tax assets
Non-capital loss carry-forwards	$445,200
Capital loss carry-forwards	74,800
Unused cumulative Canadian exploration	244,000
Unused cumulative foreign exploration	26,800

790,800
Less: Valuation allowance	(790,800)

Net future income tax assets	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years.  The capital losses may be carried forward indefinitely to apply against capital gains of future years.  The non-capital losses expire commencing in 2004 through 2010 as follows:

2004	385,000
2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000
2010	92,000

$1,113,000

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

April 30, 2003

(Canadian Dollars)

8.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director.  Minimum basic rent commitments are approximately as follows:

2004	10,000
2005	4,000

$14,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

SCHEDULE C:

PRESIDENT’S REPORT

El Nino Ventures Inc. (“El Nino”) is continuing to search for precious metals properties, platinum group metals (primarily platinum, palladium rhodium) or an additional gold property for possible acquisition.

El Nino’s criteria remains very stringent as it seeks a property with not only potential economic value, but also a property that has an excellent infrastructure in its vicinity and as such El Nino is focusing it search on properties located in Canada and/or the United States.

El Nino continues to develop the Sassy Gold Project, located in the Goodpaster Mining District of Alaska. Sassy lies some 5 km to the north of the Teck-Sumitomo Pogo Deposit.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The first quarter ended April 30, 2003 resulted in a net loss of $20,135 which compares with a loss of $22,625 for the same period in 2002. General and administrative expenses for the period ending April 30, 2003 were $18,599, an increase of $42 over the same period in 2002.  During the first three months, $1,536 was spent on exploration acquisition costs compared to $4,068 the year before.

El Nino is not engaged in any investor relations contracts.

Liquidity and Capital Resources

Working capital deficit at April 30, 2003 was ($43,837) compared to working capital deficit of ($23,702) at January 31  2003.

During the year ended January 31, 2003, the Company announced up to a 1 million unit private placement at a price of $0.15 per unit for gross proceeds of $150,000. As at April 30, 2003, $25,000 was subscribed for.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

 El NINO VENTURES INC.

APRIL 30, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended April 30, 2003.

NIL

B.

Options Granted During Quarter Ended April 30, 2003.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At April 30, 2003.

Authorized share capital 100,000,000 common shares without par value.  A total of 3,071,546 shares have been issued for a total of $2,827,593.

A.

     Outstanding Options As At April 30, 2003.

March 17, 2005	250,000	$0.55

Outstanding Warrants As At April 30, 2003.

NIL

C.

Shares In Escrow Or Subject To Pooling As At April 30, 2003.

 NIL

D.

List Of Directors and Officers As At April 30, 2003.

James G.G. Watt – Director and President

Harry Barr – Director

Werner Grieder - Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer

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